Filed by Green Growth Brands Inc. (formerly Xanthic Biopharma Inc.)

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Aphria Inc. (SEC File No.: 001-38708)

Form F-10 File No.: 333-229329

Green Growth Brands Inc. (“GGB”) has used or made available the following communication:

Exhibit 1. Advertisement published in the Globe and Mail on January 23, 2019.

Notice to United States Shareholders of Aphria Inc.

Green Growth Brands Inc. (“GGB”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10, a Tender Offer Statement on Schedule 14D-1F, and other documents and information. AHPRIA INC. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND THIS OFFER TO PURCHASE AND CIRCULAR AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and Aphria Inc. shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by GGB will be available free of charge from GGB. You should direct requests for documents to Kingsdale, 130 King St West, Suite 2950, Toronto, ON M5X 1K6, Toronto, North American Toll Free Phone: 1-866-851-3214, outside North America Phone: 416-867-2272.

This announcement is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities of Aphria Inc. and to issue securities of GGB is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

[Materials begin on the following page]

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Aphria Inc. The information contained in this announcement is a summary only. The Offer (as defined below) is made solely by the Offer Documents (as defined below), all of which are incorporated herein by reference. The Offer Documents contain important information that Aphria shareholders are urged to read in their entirety before making any decision with respect to the Offer.

NOTICE OF OFFER TO PURCHASE

All of the outstanding Common Shares

of

APHRIA INC.

by

GREEN GROWTH BRANDS INC.

on the basis of

1.5714 COMMON SHARES OF GGB

FOR EACH APHRIA SHARE

Green Growth Brands Inc. (the Offeror or GGB) is offering (the Offer) to purchase all of the outstanding common shares (Aphria Shares) of Aphria Inc. (Aphria) (including any Aphria Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Aphria that are convertible into or exchangeable or exercisable for Aphria Shares) in exchange for consideration of 1.5714 common shares of GGB (GGB Shares) for each Aphria Share. The Offer, which is subject to certain conditions, is set forth in the offer to purchase (the Offer to Purchase) and related takeover bid circular dated January 22, 2019 (the Circular). Copies of the Offer Documents (as defined below) are being filed with the securities regulatory authorities in Canada and with the United States Securities and Exchange Commission (the SEC), and will be available at www.SEDAR.com and www.SEC.gov.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on May 9, 2019 (the Expiry Time), unless the Offer is accelerated or extended by the Offeror (in which case the term “Expiry Time” will mean the latest time and date at which the Offer expires) or it is withdrawn by the Offeror.

The Offer is subject to certain conditions that are described in the Circular, including, among other things: (i) there shall have been properly and validly deposited under the Offer and not validly withdrawn at the Expiry Time that number of Aphria Shares which represents as of the Expiry Time more than 50% of the outstanding Aphria Shares (the Statutory Minimum Condition), excluding any Aphria Shares beneficially owned, or over which control or direction is exercised, by GGB or by any person acting jointly or in concert with GGB; (ii) more than 66 2⁄3% of the Aphria Shares (calculated on a fully-diluted basis) held by Aphria shareholders who are not Interested Aphria Shareholders (as defined in the Circular) shall have been validly tendered under the Offer and not validly withdrawn; (iii) all governmental, regulatory and third party approvals that GGB considers necessary or reasonably appropriate in connection with the Offer and the operation of the combined company shall have been received on terms satisfactory to GGB; (iv) there being no legal prohibition against GGB making the Offer or taking up and paying for the Aphria Shares; (v) the Registration Statement (as defined in the Circular) filed with the SEC shall have become effective for the purposes of United States securities laws; (vi) Aphria and its affiliates shall not have taken certain actions that could impair the ability of GGB to acquire Aphria Shares, diminish the economic value to GGB of the acquisition of Aphria, or make the acquisition of Aphria more costly in any material respect to GGB or that would (as determined by GGB in its sole judgement) make it inadvisable for GGB to proceed with the Offer; (vii) no material adverse change in respect of Aphria shall have occurred since December 28, 2018; (viii) Aphria and its affiliates having conducted their respective businesses in the ordinary course of business consistent with past practice at all times on or after December 28, 2018 and prior to the Expiry Time; (ix) GGB not becoming aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement made not misleading in the light of the circumstances in which it was made, in any document filed by or on behalf of Aphria or any of its subsidiaries with any regulatory authorities; (x) the shareholders of GGB shall have approved the issue of GGB Shares pursuant to the Offer in accordance with the policies of the CSE; and (xi) GGB not becoming aware of any information corroborating in any material respect the claims made in a December 3, 2018 report regarding Aphria’s business practices, operations, and financial condition. These conditions are described in more detail in the above referenced Circular. There are also other conditions to the Offer that are fully described in the above referenced Circular. There is no financing condition to the Offer.

Subject to applicable laws, GGB has the right to terminate and withdraw the Offer and/or not take up, purchase or pay for any Aphria Shares tendered to the Offer unless each of the conditions of the Offer is satisfied or (other than the Statutory Minimum Condition, which cannot be waived) waived by the Offeror at or prior to the Expiry Time.

The Aphria Shares are listed on the TSX and NYSE under the stock symbol “APHA”. The GGB Shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “GGB” and on the OTCQB Venture Market under the symbol “GGBXF”.

The Offer may be accepted by registered holders of the Aphria Shares by delivering the following documents to Kingsdale Advisors (the Depositary and Information Agent) at the office listed in the Letter of Transmittal (as defined below) accompanying the Offer to Purchase and Circular so as to arrive there not later than the Expiry Time: (a) certificate(s) or DRS statement(s) representing the Aphria Shares, in respect of which the Offer is being accepted; (b) a letter of transmittal (the Letter of Transmittal) (printed on YELLOW paper) in the form accompanying the Offer to Purchase and Circular or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal including signature guaranteed if required; and (c) any other document required by the terms of the Offer and instructions set out in the Letter of Transmittal. The Letter of Transmittal will accompany the Offer to Purchase and Circular and will specify the offices of the Depositary and Information Agent at which valid deposits under the Offer may be made. Alternatively, shareholders may accept the Offer by following the procedures for (i) book-entry transfer of Aphria Shares set out in Section 3 of the Offer to Purchase, “Manner of Acceptance”; or (ii) guaranteed delivery and using the notice of guaranteed delivery (printed on GREEN paper) (the Notice of Guaranteed Delivery), as described in Section 3 of the Offer to Purchase, “Manner of Acceptance”. An Aphria shareholder whose Aphria Shares are registered in the name of a bank, broker, trust company investment dealer, or other intermediary (a “Non-registered Aphria Shareholder”) need not and should not complete a Letter of Transmittal. Non-registered Aphria Shareholders should contact such intermediary directly if they wish to tender Aphria Shares to the Offer. Intermediaries will likely establish tendering cut-off times that are prior to the Expiry Time.

Aphria shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Aphria Shares directly with the Depositary and Information Agent.

Unless otherwise required or permitted by applicable Law, any Aphria Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Aphria shareholder: (a) at any time before such Aphria Shares have been taken up by GGB pursuant to the Offer; (b) at any time before the expiration of ten (10) days from the date of certain notices of change or notices of variation as described in Section 6 of the Offer to Purchase, “Withdrawal of Deposited Aphria Shares”; or (c) at any time after three (3) business days from the date GGB takes up the Aphria Shares, if such Aphria Shares have not been paid for by GGB.

The Circular contains a summary of certain Canadian federal income tax considerations and certain United States federal income tax considerations with respect to the Offer. Such summaries are of a non-exhaustive general nature, and shareholders of Aphria are urged to consult their own tax advisors for advice regarding the income tax consequences of the Offer to them.

GGB is requesting the use of Aphria’s securityholder lists and security position listings for the purpose of disseminating the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, and any amendments, supplements or modifications thereto, (collectively the Offer Documents) to securityholders. When that information is provided, the Offer Documents will be mailed to registered holders of Aphria Shares and GGB will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of those nominees, appear on the securityholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of Aphria Shares when such list or listing is received.

The information contained in this advertisement is a summary only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer is made solely by, and subject to the terms and conditions set out in, the Offer Documents, all of which are incorporated herein by reference. The Offer Documents contain important information that Aphria shareholders are urged to read in their entirety before making any decision with respect to the Offer. Copies of the Offer Documents can be obtained without charge from the Depositary and Information Agent. Copies can also be downloaded from www.SEDAR.com and www.SEC.gov. Questions and requests for assistance may be directed to the Depositary and Information Agent for the Offer. The contact information for the Depositary and Information Agent is set out below.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Aphria Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES OF APHRIA

The Offer is made only for Aphria Shares and is not made for any convertible securities of Aphria. Holders of convertible securities who wish to participate in the Offer should exercise such rights to acquire Aphria Shares and deposit the resulting Aphria Shares in response to the Offer.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

GGB intends to make such offer and sale of GGB Shares under the Offer subject to a registration statement covering such offer and sale to be filed with the United States Securities and Exchange Commission (SEC) under the US Securities Act of 1933, as amended. The registration statement covering such offer and sale, will include various documents related to such offer and sale. GGB URGES INVESTORS AND SHAREHOLDERS OF APHRIA TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF GGB SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of such registration statement, as well as other relevant flings regarding GGB or such transaction involving the issuance of the GGB Shares, at the SEC’s website (www.SEC.gov) under the issuer profile for GGB, or on request without charge from the Corporate Secretary of GGB at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9 or by telephone at 647-495-8798.

GGB is a foreign private issuer and permitted to prepare the Circular and other offer documents in accordance with Canadian disclosure requirements, which are different from those of the United States. GGB prepares its financial statements in accordance with International Financial Reporting Standards applicable to Canadian public companies formulated by the International Accounting Standards Board, and they may be subject to Canadian auditing and auditor independence standards. These financial statements may not be comparable to financial statements of United States companies.

Shareholders of Aphria should be aware that owning GGB Shares may subject them to tax consequences both in the United States and Canada. The Circular may not describe these tax consequences fully. Aphria shareholders should read any tax discussion in the Circular, and are urged to also consult their tax advisors.

The enforcement by Aphria shareholders of civil liabilities under the United States federal securities laws may be affected adversely because both GGB and Aphria were amalgamated under the laws of Ontario, Canada, some or all of the officers and directors and some or all of the experts named in the Offer Documents reside outside of the United States, and all or a substantial portion of GGB’s assets and of the assets of such persons are located outside the United States. Shareholders of Aphria in the United States may not be able to sue GGB or Aphria, or their officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel GGB or Aphria or their respective affiliates to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED GGB SHARES OFFERED IN THE OFFER DOCUMENTS, OR HAS OR WILL HAVE DETERMINED

IF ANY OFFER DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GGB SHARES HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED FOR OFFER AND SALE IN CERTAIN U.S. STATES WHERE HOLDERS OF APHRIA SHARES RESIDE AND NO SUCH OFFER TO SELL OR SALE, OR SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH U.S. STATES.

Shareholders should be aware that, during the period of the Offer, GGB or its affiliates may bid for or make purchases, directly or indirectly, of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

The Depositary and Information Agent for the Offer is:

130 King St West, Suite 2950

Toronto, ON M5X 1K6

North American Toll Free Phone:

1-866-851-3214

Outside of North America:

+1-416-867-2272

Facsimile:

1-416-867-2271

Email:

contactus@kingsdaleadvisors.com

All questions and requests for assistance may be directed by holders of Aphria Shares to the Depositary and Information Agent at its telephone number and location above.